UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-12822
CUSIP NUMBER:

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

     Beazer Homes USA, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     1000 Abernathy Road, Suite 1200

Address of Principal Executive Office (Street and Number)

     Atlanta, Georgia 30328

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Audit Committee of Beazer Homes USA, Inc. (the “Company”) is conducting an independent internal investigation of the Company’s mortgage origination business and related matters. To assist with the investigation, the Audit Committee retained independent legal counsel, who, in turn, retained independent forensic accountants. During the course of the investigation, the Company has discovered that its former Chief Accounting Officer may have caused reserves and other accrued liabilities, relating primarily to land development costs and costs to complete houses, to have been recorded in prior accounting periods in excess of amounts that would have been appropriate under generally accepted accounting principles. These reserves and other accrued liabilities, if reversed in subsequent accounting periods, could have been used to reduce the Company’s operating expenses by amounts that would not have been appropriate under generally accepted accounting principles.

Independent counsel has issued preliminary updates to the Audit Committee concerning the status of the matters described above. The investigation is ongoing and the Company is not, at this time, able to predict or determine whether any adjustments will be required with respect to the Company’s previously issued financial statements or whether the release of any portion of these reserves or accrued liabilities will have any impact on the Company’s financial results for the quarterly period ended June 30, 2007. However, at this time, the Company does not believe that the amounts at issue with respect to these reserves and accrued liabilities during the quarterly and nine month periods ended June 30, 2006 and 2007 are quantitatively material. In addition, at present, the Company does not believe that the resolution of these issues will result in an adjustment to the Company’s previously reported cash position.

The Audit Committee is continuing to examine these matters and was not able to make a final conclusion with respect thereto by August 9, 2007, the required filing date for the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. The Audit Committee and its independent counsel are working expeditiously to resolve these issues as soon as practicable.

PART IV — OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Allan P. Merrill (770) 829-3700
(Name) (Area Code) (Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒  Yes        ☐  No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes        ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 26, 2007, the Company issued a press release announcing financial results for the quarterly period ended June 30, 2007. The press release was attached as Exhibit 99.2 to the Company’s current report on Form 8-K dated July 25, 2007 and filed with the Securities and Exchange Commission on July 26, 2007. Exhibit 99.2 to such Form 8-K is hereby incorporated by reference and made a part hereof.

                  Beazer Homes USA, Inc..
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2007	By: /s/ Allan P. Merrill Name: Allan P. Merrill Title: Executive Vice President and Chief Financial Officer